`	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

XCel Brands, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

98400M101
(CUSIP Number)

May 8, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98400M101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delta Offshore Master, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 373,967 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 373,967 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 373,967 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* 6.44% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) CO (Corporation)

CUSIP NO. 98400M101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trafelet Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 666,667 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 666,667 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* 11.47% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP NO. 98400M101
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trafelet & Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 666,667 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 666,667 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* 11.47% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO. 98400M101
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Remy Trafelet
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 666,667 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 666,667 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* 11.47% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 98400M101

Item 1.

(a)	Name of Issuer
XCel Brands, Inc.
(b)	Address of Issuer’s Principal Executive Offices
475 Tenth Ave, 4th Floor New York, NY 10018

Item 2.

(a)	Name of Person Filing
Delta Offshore Master, Ltd. Trafelet Capital Management, L.P. Trafelet & Company, LLC Remy Trafelet
(b)	Address of Principal Business Office or, if none, Residence
590 Madison Ave 39th Floor New York, NY 10022
(c)	Citizenship
Delta Offshore Master, Ltd. – Cayman Islands Trafelet Capital Management, L.P. - Delaware Trafelet & Company, LLC - Delaware Remy Trafelet - United States
(d)	Title of Class of Securities
Common Stock, $.001 par value
(e)	CUSIP Number
98400M101

CUSIP NO. 98400M101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of May 8, 2012, Delta Offshore Master, Ltd. owned 373,967 shares of Common Stock, which is 6.44% of the Issuer’s outstanding Common Stock.  Trafelet Capital Management, L.P. owned 666,667 shares of Common Stock, which is 11.47% of the Issuer’s outstanding Common Stock.  The percentages herein are calculated based upon the aggregate total of the 5,810,444 shares of Common Stock issued and outstanding as of April 17, 2012, as reported on the Issuer’s Amendment to Form S-1 filed with the SEC on April 17, 2012.

(a)	Amount Beneficially Owned**
Delta Offshore Master, Ltd. - 373,967 shares Trafelet Capital Management, L.P. - 666,667 shares Trafelet & Company, LLC - 666,667 shares Remy Trafelet - 666,667 shares
(b)	Percent of Class
Delta Offshore Master, Ltd. – 6.44% Trafelet Capital Management, L.P. - 11.47% Trafelet & Company, LLC - 11.47% Remy Trafelet - 11.47%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Delta Offshore Master, Ltd. - 0 shares Trafelet Capital Management, L.P. - 0 shares Trafelet & Company, LLC - 0 shares Remy Trafelet - 0 shares
(ii) shared power to vote or to direct the vote
Delta Offshore Master, Ltd. - 373,967 shares Trafelet Capital Management, L.P. - 666,667 shares Trafelet & Company, LLC - 666,667 shares Remy Trafelet - 666,667 shares
(iii) sole power to dispose or to direct the disposition of
Delta Offshore Master, Ltd. - 0 shares Trafelet Capital Management, L.P. - 0 shares Trafelet & Company, LLC - 0 shares Remy Trafelet - 0 shares
(iv) shared power to dispose or to direct the disposition of
Delta Offshore Master, Ltd. - 373,967 shares Trafelet Capital Management, L.P. - 666,667 shares Trafelet & Company, LLC - 666,667 shares Remy Trafelet - 666,667 shares

** Trafelet Capital Management, L.P. serves as the investment manager to Delta Offshore Master, Ltd.  Shares otherwise reported herein are held by several private investment funds (including Delta Offshore Master, Ltd. holdings reported herein) for which Trafelet Capital Management, L.P. serves as the investment manager.  Trafelet & Company, LLC serves as the general partner of Trafelet Capital Management, L.P. and Remy Trafelet serves as managing member of Trafelet & Company, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 98400M101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 18, 2012

DELTA OFFSHORE MASTER, LTD.

By: /s/ _Remy Trafelet
Remy Trafelet, Director

TRAFELET CAPITAL MANAGEMENT, L.P.
By: Trafelet & Company, LLC,
its General Partner

By: /s/ _Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/   Remy Trafelet
Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/   Remy Trafelet
Remy Trafelet, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of May 18, 2012, is by and among Delta Offshore Master, Ltd., Trafelet Capital Management, L.P., Trafelet & Company, LLC, and Remy Trafelet (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, $0.001 par value of XCel Brands, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

DELTA OFFSHORE MASTER, LTD.

By: /s/   Remy Trafelet
Remy Trafelet, Director

TRAFELET CAPITAL MANAGEMENT, L.P.
By: Trafelet & Company, LLC,
its General Partner

By: /s/   Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/   Remy Trafelet
Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/   Remy Trafelet
Remy Trafelet, individually